

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2014

Via E-mail
Robert E. Cauley
Chairman, Chief Executive Officer and Director
Orchid Island Capital, Inc.
3305 Flamingo Drive
Vero Beach, Florida 32963

> **Re: Orchid Island Capital, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 18, 2014**
> **File No. 333-195389**

Dear Mr. Cauley:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you are conducting a primary offering on a Form S-3. It does not appear that you are eligible to conduct this offering on a Form S-3 registration statement. Transaction Requirement Instruction I.B.1 may be used to establish a registrant's eligibility if the aggregate market value of the voting and non-voting common equity held by the registrant's non-affiliates is $75 million or more. Based on our review of your latest Form 10-K, it does not appear that you meet this requirement. Instruction I.B.6(a) requires that the aggregate market value of securities sold by or on behalf of the registrant pursuant to this instruction is no more than one-third of the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant. It does not appear that you meet this requirement either. Please explain to us why you are eligible to use the Form S-3, providing calculations where applicable. Alternatively, please amend your registration statement on an appropriate form.

Selling Stockholder, page 46

2.   Please revise to disclose the natural person or persons that control the voting and/or dispositive powers over the shares held by Bimini Capital Management, Inc.

Incorporation of Certain Information by Reference, page 49

3.   We note that on page 49 of your registration statement on Form S-3, you did not properly incorporate future filings prior to the effective date of your registration statement. See Compliance and Disclosure Interpretations, Securities Act Form Question 123.05. Therefore, please amend your registration statement, as necessary, to specifically incorporate by reference any quarterly reports or applicable current reports that are filed after your initial registration statement and prior to effectiveness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Hunter Haas (Via E-mail)
         S. Gregory Cope (Via E-mail)